Rikard D. Lundberg
Attorney at Law
303.223.1232 tel
303.223.8032 fax
rlundberg@bhfs.com
February 3, 2011
Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	VCG Holding Corp. (“VCG”) Schedule 13E-3 (the “Schedule 13E-3”) File No. 005-79041 Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) File No. 001-32208 File December 23, 2010
Dear Mr. Webb:
On behalf of VCG and in connection with your review of the filings referred to above, we offer the following responses to the comments and requested information contained in your letter to Troy Lowrie, dated January 19, 2011. For your convenience, we have restated your comments in bold, using the numbers used in your letter, and have followed each comment with our response. Simultaneously herewith, VCG and the other filing persons, as applicable, have filed Amendment No. 1 to the Proxy Statement and Amendment No. 1 to the Schedule 13E-3.
We represent VCG only. To the extent any response relates to information concerning any of the other filing persons, such response is included in this letter based on information provided to VCG and us by such other filing person or persons or their respective representatives.
Schedule 13E-3
General
1.	Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Based on disclosure in the Schedule 13D filed November 12, 2010, Lowrie Management LLLP and Lowrie Investment Management, Inc. share beneficial ownership with Troy Lowrie, and LTD Investment Group, LLC shares beneficial ownership with Michael Ocello. Please add Lowrie Management LLLP, Lowrie Investment Management, Inc., and LTD Investment Group, LLC as filing persons on the Schedule 13E-3 or explain why they should not be so included. Please refer to Section III of Release No. 34-17719 and Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretation 201.05 (available on our website) for additional guidance.

410 Seventeenth Street, Suite 2200 | Denver, CO 80202-4432	303.223.1100 tel
Brownstein Hyatt Farber Schreck, LLP | bhfs.com	303.223.1111 fax

Mr. Max A. Webb
February 3, 2011

Response: We have included Lowrie Management LLLP, Lowrie Investment Management, Inc. and LTD Investment Group, LLC as filing persons on the Schedule 13E-3.
2.	Each filing person must individually comply with the filing, dissemination, disclosure, and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comment. In addition, be sure that each new filer signs the Schedule 13E-3.
Response: We have made the requested revision to the Schedule 13E-3, including signature blocks for all filing persons as well as duly authorized signatures from each such person.
3.	We note the disclosure under various items of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.
Response: We have revised the Proxy Statement to include information that previously appeared only in the Schedule 13E-3 and revised the Schedule 13E-3 to respond to all of the items of the Schedule 13E-3 by incorporating by reference information contained in the Proxy Statement. In addition, we have revised the Proxy Statement as follows:
•	We have added a section to the Proxy Statement captioned “Special Factors — Provisions for Unaffiliated Shareholders” and included therein the following statement: “An unaffiliated representative was not retained to act solely on behalf of VCG’s unaffiliated shareholders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction.”

•	We have revised the section of the Proxy Statement captioned “Where You Can Find More Information” to include the following statement: “The reports and opinion of North Point Advisors will be made available for inspection and copying at VCG’s principal executive offices during its regular business hours by any interested holder of VCG common stock.”
Introduction, page 1
4.	We note the statement that “none of the Filing Persons, including us, takes responsibility for the accuracy of any information not supplied by such Filing Person.” This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise.
Response: We have revised the statement in question within the Introduction of the Schedule 13E-3 to read in its entirety as follows: “All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person.”

Mr. Max A. Webb
February 3, 2011

5.	Please revise the last paragraph on this page to remove any indication that the filing does not constitute an admission by any filing person that it is an affiliate of VCG Holding Corp. The identification of a filing person on the Schedule 13E-3 renders such a disclaimer inappropriate.
Response: We have deleted the paragraph in question from the Schedule 13E-3.
Item 13. Financial Information, page 14
6.	It appears that you do not believe that pro forma financial information pursuant to Item 13 of Schedule 13E-3 is applicable. Please advise of your basis for not disclosing this financial information as set forth in Item 1010 of Regulation M-A.
Response: Item 13 of Schedule 13E-3 requires the filing persons to furnish the information required by Item 1010(a) through (b) of Regulation M-A. Item 1010(b) requires the filing persons to furnish pro forma information disclosing the effect of the proposed merger transaction only if material.
Pro forma financial information is not material to VCG’s shareholders in the context of the proposed merger transaction for the following reasons:
•	Family Dog, LLC (“Family Dog”) was formed solely for purposes of entering into the merger agreement and consummating the transactions contemplated by the merger agreement and has not conducted any activities to date except for activities incidental to its organization and in connection with the transactions contemplated by the merger agreement. Family Dog has no material assets other than the proceeds contemplated by the subscription agreements received by Family Dog from various accredited investors as disclosed in the Proxy Statement under the caption “Special Factors — Financing of the Merger.” The material information available about Family Dog can be found under the caption “Important Information Regarding the Parties to the Transaction.”

•	All of VCG’s current shareholders (other than members of the Executive Group, as defined in the Proxy Statement) will receive cash in exchange for their shares of VCG common stock upon closing of the merger and will not receive any equity in Family Dog from the merger.

•	After the merger, Family Dog will operate solely as a holding company for VCG, with VCG being its sole asset and revenue source. Further, VCG’s business and operations will be substantially the same before and after the merger.

•	VCG’s financial position will be the same before and after the merger except as otherwise impacted by the financing of the merger as disclosed in the Proxy Statement under the caption “Special Factors — Financing of the Merger.”

Mr. Max A. Webb
February 3, 2011

Schedule 14A
General
7.	Please provide the disclosure required by Item 1004(e) and Item 1012(d) and (e) of Regulation M-A.
Response: We have added the disclosure required by Item 1004(e) of Regulation M-A under the caption “Special Factors — Provisions for Unaffiliated Shareholders.”
With respect to the disclosure required by Item 1012(d) of Regulation M-A regarding intent to vote, we refer you to the disclosure under the caption “Questions and Answers About the Special Meeting and the Merger — How do our directors and executive officers intend to vote?” The reasons for the intended vote by VCG’s board of directors are included under the caption “Special Factors — Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger.” We note that Messrs. Lowrie and Ocello currently are VCG’s only executive officers and that they are part of the buy-out group acquiring VCG upon closing of the merger. The reasons for Messrs. Lowrie and Ocello’s intended vote are included under the captions “Special Factors — Purposes and Reasons of Mr. Lowrie and Mr. Ocello for the Merger” and “Special Factors — Purposes, Reasons and Plans for VCG after the Merger.”
We note that if the merger agreement is approved by VCG’s shareholders in the manner required by the merger agreement and Colorado law, all shares of VCG’s common stock will be cancelled and instead represent a right to receive the merger consideration (if applicable) upon consummation of the merger. Because VCG expects that all of its directors and officers will vote “FOR” approval of the merger agreement, we believe that the disclosure about intent to tender or sell securities is inapplicable.
The disclosure required by Item 1012(e) with respect to VCG’s Board of Directors is included under the captions “Special Factors — Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger” and “Special Meeting — VCG’s Board of Directors’ Recommendation.” We note that Messrs. Lowrie and Ocello currently are VCG’s only executive officers and that they, as well as Family Dog, FD Acquisition Co., Lowrie Management LLLP, Lowrie Investment Management, Inc. and LTD Investment Group, LLC, have not made a recommendation either in support of or opposed to the merger as disclosed under the caption “Special Factors — Position of Family Dog, FD Acquisition Co., Lowrie Management LLLP, Lowrie Investment Management, Inc., LTD Investment Group, LLC, Mr. Lowrie and Mr. Ocello as to Fairness.” Accordingly, we have added an affirmative statement that none of VCG’s executive officers has made a recommendation with respect to the merger agreement and the merger under the captions “Summary Term Sheet — Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers,” “Special Factors — Recommendation of the Special Committee, VCG’s Board of Directors and VCG’s Executive Officers; Reasons for Recommending Approval of the Merger” and “The Special Meeting — VCG’s Board of Directors’ Recommendation.”
8.	Please mark your form of proxy “Preliminary Copy,” as required by rule 14a-6(e)(1).
Response: We have revised the form of proxy accordingly.

Mr. Max A. Webb
February 3, 2011

9.	Please provide the information required by Item 14(c)(1) of Schedule 14A, or tell us why you believe this information is not required.
Response: According to Instruction 2(a) to Item 14 of Schedule 14A, where the transaction consideration offered to security holders consists wholly of cash, the information required by Item 14(c)(1) of Schedule 14A need not be provided unless the information is material to an informed voting decision. We do not believe the information is material for the reasons set forth in our response to your comment #6 above and the following additional reason:
•	An example of a situation where the information required by Item 14(c)(1) of Schedule 14A could be material according to Instruction 2(a) is when the target’s security holders are voting and financing is not assured. In VCG’s case, as disclosed under the caption “Special Factors — Financing of the Merger” and elsewhere in the Proxy Statement, Family Dog has informed VCG that it has the necessary financing to complete the merger.
Summary Term Sheet, page 1
10.	Please revise your summary term sheet to include a brief summary of whether each filing person has determined that the transaction is fair to the unaffiliated shareholders of the issuer and a more detailed description of the accounting treatment of the transaction. Refer to Item 1001 of Regulation M-A and Section II.F.2 of Securities Act Release No. 7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.
Response: We have added a new section under the caption “Summary Term Sheet — Position of Family Dog, FD Acquisition Co., Lowrie Management LLLP, Lowrie Investment Management, Inc., LTD Investment Group, LLC, Mr. Lowrie and Mr. Ocello as to Fairness; Provisions for Unaffiliated Shareholders” discussing the filing persons’ (other than VCG’s) position on the fairness of the merger. VCG’s position as to the fairness of the merger is set forth under the caption “Summary Term Sheet — Reasons for the Recommendation of the Special Committee and VCG’s Board of Directors.” We have added additional details about the accounting treatment of the merger under the caption “Special Factors — Accounting Treatment of the Merger” and also a summary thereof under the caption “Summary Term Sheet — Accounting Treatment of the Merger.”
Questions and Answers about the Special Meeting and the Merger, page 9
11.	Please revise this section to avoid duplication of disclosure already appearing in the Summary Term Sheet.
Response: We have revised the Questions and Answers section to delete duplicative disclosures and, in a few instances, added disclosures to the Summary Term Sheet that were previously covered in the Questions and Answers section to set forth disclosures on the same topics in the same location.
What happens if one of the parties to the merger terminates the merger agreement? page 13
12.	Please revise the answer to quantify the termination fee and reverse termination fee.
Response: As requested in your comment #11, we have deleted the question referred to above from the Questions and Answers section because the termination fee and reverse termination

Mr. Max A. Webb
February 3, 2011

fee are already quantified under the captions “Summary Term Sheet — Termination of the Merger Agreement” and “Summary Term Sheet — Termination Fees.”
Cautionary Statements Regarding Forward-Looking Information, page 15
13.	Please relocate this section so that it appears at some point after your Special Factors section. Items 7, 8, and 9 of Schedule 13E-3 should appear in the Special Factor section at the beginning of the proxy statement immediately following the summary term sheet.
Response: We have relocated the section captioned “Cautionary Statements Regarding Forward-Looking Information” so that it appears immediately after the Special Factors section and before the section captioned “Important Information Regarding the Parties to the Transaction.”
Background of the Merger, page 16
14.	Please disclose the method of selection, as opposed to the criteria for selection, of North Point Advisors. See Item 1015(b)(3) of Regulation M-A.
Response: We have added this disclosure under the caption “Special Factors — Background of the Merger — The Proposal Initially Made in November 2009.”
15.	Please disclose why the merger covered by the Rick’s LOI was never consummated.
Response: We have added this disclosure in the last paragraph under the caption “Special Factors — Background to the Merger — The Proposal Initially Made in November 2009.”
16.	We note the reference on page 20 to the August 17, 2010 meeting in which it appears North Point Advisors reviewed, updated, and provided an “updated valuation analysis” to the Special Committee. We further note additional updated valuation analyses and reports presented to the Special Committee in meetings on August 27, September 3, October 17, October 27, and November 9, 2010. Any materials prepared by North Point Advisors in connection with its fairness opinion, including any “board books” or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the Board generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by North Point Advisors, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. To the extent applicable and not already disclosed or filed, please revise to summarize all the presentations made by North Point Advisors, and file any additional reports as exhibits pursuant to Item 9 of Schedule 13E-3.
Response: We have added further disclosure regarding all of the presentations made by North Point Advisors LLC under the caption “Special Factors — Background of the Merger — The Reaffirmed Proposal Made in July 2010.” We have also filed copies of all written materials as exhibits to the Schedule 13E-3.
Recommendation of the Special Committee and VCG’s Board of Directors, page 25
17.	On page two of the proxy statement, you define “unaffiliated shareholders” as VCG shareholders other than Mr. Lowrie, Mr. Ocello and certain of their affiliated entities.

Mr. Max A. Webb
February 3, 2011

Please note that the staff considers officers and directors of VCG as affiliates. Please revise the fairness determinations of all filing persons to address both substantive and procedural fairness to unaffiliated shareholders only. See Item 1014(a) of Regulation M-A.
Response: We have revised the Proxy Statement to use the term “non-Executive Group shareholders” when referring to shareholders other than Mr. Lowrie, Mr. Ocello and certain of their affiliated entities and the term “unaffiliated shareholders” when referring to shareholders who are not directors or officers of VCG. We have also revised the disclosure about the fairness determinations as requested but note that we have been advised that the filing persons consider the merger to be fair to all non-Executive Group shareholders and not just to the unaffiliated shareholders.
18.	Many of the factors supporting the fairness determination of the Special Committee are duplicative. Consider, as an example only, how the third and fourth bullet points on page 26 represent identical considerations. We also note that the provisions from the merger agreement cited on pages 26 and 27 are duplicative of other factors. Please revise.
Response: We have revised the bullet points by deleting items that are duplicative and clarifying items that may appear duplicative but are intended to convey slightly different considerations.
19.	Please remove the references to “arm’s length” negotiations throughout the filing. These characterizations are inappropriate in a transaction with affiliates. Please revise the first and third bullet points on page 25 and the fourth and fifth bullet points on page 26 to briefly explain why the Special Committee considered these to be generally positive or favorable factors in recommending the transaction, or why these factors indicate fairness.
Response: We have removed the references to “arm’s length” negotiations in the Proxy Statement as requested. Further, we have revised or deleted the referenced bullet points.
Opinion of North Point Advisors, page 30
20.	Please disclose the forecasts utilized by North Point Advisors.
Response: We have inserted a new section discussing financial projections under the caption “Other Important Information Regarding Us — Projected Financial Information.” Also, we revised the Proxy Statement to refer consistently to “projections” rather than “forecasts.”
Comparable Public Trading Multiple Analysis, page 32
21.	Please revise to briefly explain what makes the listed companies’ operations similar to yours and what makes the group of microcap restaurants more comparable than the group of entertainment companies.
Response: We have added the requested explanation under the caption “Special Factors — Opinion of North Point Advisors — Comparable Public Trading Multiple Analysis.”

Mr. Max A. Webb
February 3, 2011

22.	Please tell us whether any additional transactions that fit the criteria were not used and why not. Apply this comment to the comparable precedent transaction analysis as well.
Response: We have been informed by North Point Advisors LLC that it did not exclude any additional transactions that fit the criteria for the comparable public trading multiple analysis and the comparable precedent transaction analysis.
Comparable Precedent Transaction Analysis, page 34
23.	Please revise the list to disclose the dates of the precedent transactions.
Response: We have added the dates as requested.
24.	Please revise to disclose the “performance issues” affecting the restaurants in the list and discuss whether these performance issues limit the comparability of the precedent transaction to the proposed transaction.
Response: We have added the requested disclosure under the caption “Special Factors — Opinion of North Point Advisors — Comparable Precedent Transaction Analysis.”
Limitations on North Point Advisors’ Analyses and Opinion, page 37
25.	The description of the fee contained in the next to last paragraph on page 38 does not appear consistent with the description in the opinion letter. Please advise, or revise your disclosure.
Response: We have added in the same paragraph disclosure about the retainer fee, strategic analysis fee and transaction fee paid or payable to North Point Advisors, LLC. We believe that the disclosure about the $250,000 opinion fee is consistent with the description in the opinion.
Position of Family Dog, FD Acquisition Co., Mr. Lowrie and Mr. Ocello as to Fairness, page 39
26.	Please revise the last paragraph of this section to delete the statement that the disclosure “is believed to include all material factors” considered by the filing persons. It is unclear what prevents the filing persons from making an unqualified statement in this respect.
Response: We have revised the last paragraph of the above-referenced section in the Proxy Statement to read in its entirety as follows:
“The foregoing discussion of the information and factors considered and given weight by Family Dog, FD Acquisition Co., Lowrie Management LLLP, Lowrie Investment Management, Inc., LTD Investment Group, LLC, Mr. Lowrie and Mr. Ocello in connection with evaluating the fairness of the merger agreement and the merger is not intended to be exhaustive but includes all the material factors they considered. Family Dog, FD Acquisition Co., Lowrie Management LLLP, Lowrie Investment Management, Inc., LTD Investment Group, LLC, Mr. Lowrie and Mr. Ocello did not find it practicable to, and did not, quantify or otherwise attach relative weights to the foregoing factors in reaching their position as to the fairness of the merger agreement and the merger. Family Dog, FD Acquisition Co., Lowrie Management LLLP, Lowrie Investment Management, Inc., LTD Investment Group, LLC, Mr. Lowrie and Mr. Ocello believe that the

Mr. Max A. Webb
February 3, 2011

foregoing factors provide a reasonable basis for their belief that the merger is fair to VCG and its unaffiliated shareholders.”
Certain Effects of the Merger, page 41
27.	Please revise to discuss here, or in the tax consequences section, the tax effects to each filing party on the Schedule 13E-3. Refer to Item 1013(d) of Regulation M-A.
Response: We have revised the disclosure under the caption “Special Factors — Material U.S. Federal Tax Consequences” to discuss the merger’s tax effects to each filing person on the Schedule 13E-3.
28.	Please revise to discuss the effect that the merger will have upon Mr. Lowrie’s and Mr. Ocello’s interests in the net book value and net earnings of VCG in terms of both dollar amounts and percentages. Please also disclose Mr. Lowrie’s and Mr. Ocello’s percentage interests in the net book value and net earnings of VCG prior to the merger. Refer to Instruction 3 to Item 1013 of Regulation M-A.
Response: We have added this disclosure under the caption “Special Factors — Certain Effects of the Merger.”
Interests of VCG’s Directors and Officers in the Merger, page 43
29.	Please more prominently disclose the concurrent real estate transaction with Mr. Lowrie.
Response: We have moved this disclosure under its own heading under the caption “Special Factors — Real Estate Transaction Involving Mr. Lowrie.” In addition, we have added disclosure about the transaction under the caption “Summary Term Sheet — Interests of VCG’s Directors and Officers in the Merger.”
Financing of the Merger, page 46
30.	We note that the transaction will be financed in part by a $2.65 million line of credit available to Lowrie Management LLLP. Please revise to disclose all information called for by Item 1007(b) and (d) of Regulation M-A, including the name of the party extending the line of credit, stated and effective interest rates, and any other material terms or conditions. Also, please file a copy of the credit agreement as an exhibit to the amended Schedule 13E-3. Refer to Item 1016(b) of Regulation M-A.
Response: It has come to our attention that the description of the financing in the Proxy Statement as originally filed requires modification. While we have been informed that Family Dog has available to it a sufficient amount of funds to finance the merger, the line of credit available to Lowrie Management LLLP disclosed under the caption “Special Factors — Financing of the Merger” currently is only $2,000,000. Lowrie Management LLLP was and is currently engaged in ongoing discussions and negotiations with its lender, Citywide Banks, to increase the line of credit to $2,650,000. Regardless, Family Dog has informed us that the $650,000 difference currently is, and was at the time of the filing of the Proxy Statement, available from Mr. Lowrie personally in the event that Lowrie Management LLLP is unable to increase the line of credit or find other sources of financing. Accordingly, we have revised the disclosure to provide that the sources of the funds in addition to those raised in Family Dog’s private placement would come from “a line of credit available to Lowrie Management LLLP, projected cash on hand of VCG and additional capital contributions from Mr. Lowrie to Family Dog, if necessary.”

Mr. Max A. Webb
February 3, 2011

We understand that the negotiations between Lowrie Management LLLP and Citywide Banks will be completed in the next few weeks and in any event before VCG files its definitive proxy statement. If these negotiations are successful, it is likely that Lowrie Management LLLP and Citywide Banks will amend and restate the current loan documentation. As discussed in our telephone conversation with Mr. David Orlick on January 31, 2011, we have not attached this loan documentation to the Schedule 13E-3 at this point to avoid unnecessary expense and potential confusion. Instead, the filing persons commit to amend the Schedule 13E-3 and the Proxy Statement as necessary to fully comply with Items 1007(b), 1007(d) and 1016(b) of Regulation M-A as soon as these negotiations are complete and in any event before VCG files its definitive proxy statement.
Litigation Related to the Merger, page 47
31.	Please provide us with copies of the complaints related to the proposed transaction.
Response: There are two operative complaints related to the proposed merger transaction: (a) a second amended complaint filed by David Cohen, Timothy Cunningham, Gene Harris, Dean R. Jakubczak and William C. Steppacher, Jr. on January 15, 2011 in Colorado state court (originally filed on July 30, 2010 and amended on November 19, 2010 and again on January 15, 2011), and (b) a complaint filed by Andrew Doyle in Colorado federal court on January 6, 2011. As discussed, we will provide you copies of these complaints supplementally via overnight courier service.
Solicitation of Proxies and Expenses, page 51
32.	We note that proxies may be solicited by telephone, facsimile, electronic mail, or in person. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.
Response: VCG confirms that it will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.
The Merger Agreement, page 52
33.	We note your statements that the representations and warranties described in the proxy statement were made solely for purposes of the merger agreement and that the merger agreement is described in the proxy statement and included as Appendix A only to provide investors with information regarding its terms and conditions. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.
Response: We have moved this paragraph and combined it with the first paragraph under the caption “Merger Agreement — Representations and Warranties.” Further, we have revised the language to indicate that the information is provided to disclose the terms and conditions of the merger agreement as required by securities laws and regulations.
Representations and Warranties, page 55
34.	Please delete the first paragraph of this section as it appears to duplicate the disclaimer in the antepenultimate paragraph on page 52.
Response: See our response to your comment #33.

Mr. Max A. Webb
February 3, 2011

Stock Repurchases by VCG and Stock Purchases by Mr. Lowrie, Mr. Ocello and Family Dog, page 78
35.	Please conform the disclosures appearing in this paragraph to the provisions of Item 1002(f) of Regulation M-A.
Response: We have revised the disclosures under the caption “Other Important Information Regarding Us — Price Range of Common Stock, Dividend Information and Stock Repurchases — Stock Repurchases by VCG and Stock Purchases by Family Dog, FD Acquisition Co., Mr. Lowrie, Mr. Ocello, Lowrie Management LLLP, Lowrie Investment Management, Inc. and LTD Investment Group, LLC” to include the information required by Item 1002(f) of Regulation M-A for all of the filing persons and to include the range of prices paid for VCG’s stock repurchases.
Where You Can Find More Information, page 82
36.	We note that you incorporate by reference into your preliminary proxy statement your Forms 10-K and 10-Q, each of which include a discussion of forward-looking statements. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Please revise to state that the safe harbor provisions in the periodic reports incorporated by reference to the proxy statement do not apply to any forward-looking statements you make in connection with the going private transaction. Please also refrain from referring to such safe-harbor provisions in any future filings, press releases, or other communications relating to this going private transaction.
Response: We have added the following disclosure in the section in question:
“To the extent that any of the periodic reports incorporated by reference in this proxy statement, such as annual and quarterly reports, contain references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements, we note that these safe harbor provisions do not apply to any forward-looking statements we make in connection with the going private transaction described in this proxy statement.”
Acknowledgment
The filing persons acknowledge that:
•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Max A. Webb
February 3, 2011

If you have any further questions or comments, please do not hesitate to contact me. Thank you.
Sincerely,
/s/ Rikard Lundberg
Rikard Lundberg
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